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VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	William Demarest
Isaac Esquivel
Ruairi Regan
Dorrie Yale
Division of Corporation Finance
Office of Real Estate & Construction

Re:	GSR IV Acquisition Corp.
Registration Statement on Form S-1
Filed July 29, 2025
File No. 333-289061

To the addressees set forth above:

On behalf of our client, GSR IV Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 11, 2025 (the “Comment Letter”) with respect to the Registration Statement on Form S-1 filed with the Commission by the Company on June 29, 2025. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1 filed June 29, 2025

Summary, page 1

1.	We note revisions in response to prior comment 7, but also that you continue to disclose on page 26 and 112 that your directors and officers also have agreed to vote in favor of your initial business combination with respect to public shares acquired by them, if any, and on page 110 that the purpose of the purchase of public shares by your sponsor, directors and officers could be to vote in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of our initial business combination. Please provide your analysis on how such potential purchases would comply with Rule 14e-5..

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on pages 19, 24, 25, 45, 46, 74, 110, 111, 112, 114, 139, and 150 of the Registration Statement.

Management, page 127

2.	We acknowledge your revised disclosures in response to prior comment 17. However, as previously stated, please also revise to ensure that for each director and executive officer, you disclose the business experience, principal occupations, and employment of such individuals during the past five years.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on pages 3, 4, 5, 97, 98, 99, 129, 130, and 131 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.

Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:	Gus Garcia, Co-Chief Executive Officer, GSR IV Acquisition Corp.
Lewis Silberman, Co-Chief Executive Officer, GSR IV Acquisition Corp
James Brown, Holland & Knight LLP